Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Issuer of Securities Registered in the Securities Registry

Santiago, September 8, 2025

Mrs.

Solange Berstein Jáuregui

President

Commission for the Financial Market

1449 Libertador Bernardo O´Higgins Avenue

Santiago

Ref.: Communicates MATERIAL FACT

______________________

Dear Sir/Madam:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Standard No. 30, duly authorized by the Board of Directors in a session held on this same date, I inform the Commission for the Financial Market (the “Commission”), as a MATERIAL FACT of LATAM Airlines Group S.A. (the “Company”), the following:

1. As of this date, the shareholder who requested the fourth secondary sale under the registration rights agreement (the “Fourth Secondary Sale under the RRA”) has agreed with the banks acting as underwriters of the same, that the ADRs subject of the same be sold to investors in the market at a price of US$47.60 per ADR, which in pesos, legal currency in Chile, represents the equivalent to CLP$46,032.53 per ADR, according to the observed dollar exchange rate informed by the Central Bank of Chile on this date for its publication in the Official Gazette of tomorrow, September 9, 2025. Each ADR represents 2,000 shares of the Company.

2. On this same date, the respective contract has been signed underwriting between (i) the Company, (ii) the selling shareholder and (iii) Goldman Sachs & Co. LLC and Barclays Capital Inc. in their capacity as underwriters in this secondary sale.

3. The Fourth Secondary Sale under the RRA was ultimately for 7,000,000 of the Company's ADRs, and payment for the same will be made on September 10, 2025. The shareholder that will be identified in the filings to be made with the SEC, included in the attached Schedule, acted as seller in the same.

Without further ado, I send you my regards,

Ricardo Bottas

Chief Financial Officer

LATAM Airlines Group S.A.

c.c.:

Santiago Stock Exchange, Stock Exchange.

Chilean Electronic Stock Exchange, Stock Exchange

Annex

Selling Shareholder

Sixth Street Partners